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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-19391

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ]  Form N-SAR

For Period Ended:  SEPTEMBER 30, 2001

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant: NAB Asset Corporation
Former name if applicable
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Address of principal executive office (street and number): 4144 North Central
Expressway Suite 800 City, State and Zip Code: Dallas, Texas 75204


                        PART II. RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X]      (a)    The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

    [X]      (b)    The subject annual report, semi-annual report, transition
                    report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]      (c)    The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                               PART III. NARRATIVE

         On March 16, 2001 the Company entered into a Stock Purchase Agreement with Centex Financial Services, Inc. On March 19, 2001 an Form 8-K was filed that disclosed the transaction in detail. Additionally the Company filed a Form 14a with the Securities and Exchange Commission on April 16, 2001 and has responded to the Staff comments resulting there from. In order to complete the items described above the Company's accounting and financial personnel were required to supply substantial information to various parties to the transaction and others. This process was completed on August 13, 2001. Additionally on September 26, 2001, the Company filed a plan of reorganization, in accordance with the requirements of the Stock Purchase Agreement, under Chapter 11 of the United States Bankruptcy Code. In connection with the filing the Company's accounting and financial personnel were required to prepare and supply substantial financial information to other parties. Additionally a significant amount of time was expended in preparation for bankruptcy court hearings subsequent to the Company's filing the plan of reorganization. As a result the Form 10-Q for the nine months ended September 30, 2001 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report. The registrant without unreasonable effort or expense could not have eliminated such inability.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Alan Ferree               (888)                      451-7830
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                  (Name)                   (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              NAB ASSET CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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Date: November 13, 2001                     By: /s/ Alan Ferree
                                               ---------------------------------
                                            NAME: ALAN FERREE
                                            TITLE: CHIEF FINANCIAL OFFICER

                            PART IV NARRATIVE SUMMARY

The Company expects to report 2001 year to date revenues of approximately $21,000,000, an increase of $5,000,000 over 2000, and a net loss of approximately $1,600,000 as compared to a net loss of $4,017,000 in 2000. For the three months ended September 30, 2001 the Company expects to report revenues of approximately $7,000,000, an increase of $1,000,000 over the same period of 2000 and net earnings of $200,000 as compared to $703,000 for the same period of 2000.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).